EXHIBIT 21.1

SUBSIDIARIES OF GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

Subsidiary(1)	Jurisdiction of Incorporation or Organization
Griffin Capital Essential Asset Operating Partnership, L.P.	Delaware

(1)
The names of other subsidiaries have been omitted from the list above, since they would not constitute, in the aggregate, a “significant subsidiary,” as that term is defined in Rule 1-02(w) of Regulation S-X under the Securities Exchange Act of 1934, as of December 31, 2018.